
03 JUN 9 AM 7:21


umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA


03022584

For the attention of Mr Paul M. Dudek

SUPPL

Brussels, June 4, 2003
LegalCorp 26/2003

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the 2002 annual report;
- the message of the Chairman at the ordinary general meeting of April 9,2003 together with the resolutions taken by the said general meeting;
- the consolidated and non-consolidated accounts which include the appropriation of the result as approved by the above-mentioned general meeting;
- the resolutions taken by the extraordinary general meeting of April 9, 2003;
- the press release issued on March 28, 2003 entitled : "Maintenance shutdown brought forward at Umicore's Balen zinc smelter";
- the press release issued on May 16, 2003 relating to the extraordinary meeting of the Works councils concerning the Olen site;
- the press release issued on May 22, 2003 entitled : "Quarterly update";
- the press release issued on June 3, 2003 entitled : "Umicore acquires the Precious Metals Group activities of OMG for € 643 million" together with the joint press release issued by OMG and Umicore.

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
Tel +32 2 227 71 11
VAT BE401 574 852


umicore

Press release

28 March 2003

Maintenance shutdown brought forward at Umicore's Balen zinc smelter

Umicore has embarked on a 15-day maintenance programme in the leaching and electro-winning section of its Balen zinc smelter. The decision was taken to implement this measure at the beginning of 2003 given the low zinc price and the continued depressed state of the economy. The maintenance programme, which will involve an upgrade of the overall efficiency of the Balen plant, is running according to plan. Start-up is foreseen for early April.

Meanwhile, Umicore has purchased 12.000 tonnes of zinc externally to compensate for the production standstill and to ensure that it continues to serve its customers with specialty zinc alloys.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95* – moniek.delvou@umicore.com
Investor Relations : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



Press release

16 May 2003

On 16 May 2003 Umicore held an extraordinary meeting of the Works Councils concerning the Olen site.

At this meeting the management announced its intention to reduce the workforce by 126,7 full time equivalent employees. The Olen site currently employs some 1,420 people.

This reduction has been necessary for the following reasons:

- the unfavourable economic climate
- poor commercial conditions for the refining activities
- the need to reduce costs relating to the ancillary and support services at the site.

The Works Council was also informed of the planned carve out of Umicore's copper activities which are to become a separate legal entity. This move is in line with the ongoing discussions relating to possible partnerships with other players in this sector.

For more information:
n.v. Umicore s.a.:
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95* – moniek.delvou@umicore.com
Industrial Relations Olen : Mr Bruno WINDERICKX - Tel. +32 14 24 52 72 – bruno.winderickx@umicore.com
Investor Relations : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TBB 85382


umicore

Press release

22 May 2003

Quarterly update

GENERAL OVERVIEW

Umicore continued to operate in very challenging market conditions in the first quarter of 2003. The zinc price continued to be unsatisfactory, despite the first signs of structural adjustments which will hopefully help to improve market conditions later in the year. The copper market deteriorated further both on the supply side and in the demand for end products. More positive news emerged from the advanced materials business where a number of markets started to rebound and where Umicore managed to again strengthen its market position. In precious metals, Umicore once more produced a robust performance in a tough market.

Overall, Umicore was helped by its long-term dollar hedging policy, which at present offers protection against a lower exchange rate for the balance of 2003, for 2004 and part of 2005.

On the development side, Umicore implemented a new process to treat an important stream of by-products from its zinc smelters at its Hoboken facility. This breakthrough greatly reduces the production of waste material and applies to the Balen production as from the first quarter of this year and the Auby production from 2004. Umicore also strengthened its position in the niche market for copper nuggets.

Operationally, the highlight of the first quarter of 2003 was the start-up of the €40 million leaching and electrowinning facility at Hoboken. This came on stream slightly ahead of schedule. In general the whole organization remained focused on cost control and productivity. In this respect, Umicore announced a restructuring initiative in April at the Olen site which will better adapt the plant structure to the current economic situation. Nickel hydroxide production in Canada was also discontinued.

During the quarter Umicore finalised the acquisition of a 40% stake in the Peruvian zinc transformer IEQSA. Discussions concerning potential partnerships in the European copper industry continued. The integration of all acquisitions completed in 2002 proceeded smoothly.

ADVANCED MATERIALS

Specialty Oxides and Chemicals

The market for *rechargeable battery* materials has picked up considerably. This has been driven by increased sales of mobile phones, amplified by an increased offer of batteries to phone users (increasingly two batteries are purchased per phone). Lithium ion batteries - the main end use for Umicore's products - are also gaining further ground as the battery of choice for mobile phone and laptop manufacturers. Umicore's lithium cobaltite plant in South Korea is currently running at full capacity and the decision has been taken to double capacity this year. Umicore decided to stop the production of nickel hydroxide in Canada.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



The *Ceramics and Chemicals* business continued to perform well and was helped by its diversified product portfolio and extended geographical reach. Umicore has been able to increase its market shares and premiums showed a slight improvement. The recently acquired facilities in the USA and Philippines contributed to the good performance.

Engineered Metal Powders

The *Engineered Powders* business continued to perform well. Sales of products for hard metals were maintained at the improved levels seen in late 2002 due to improvement in the electronics and drilling sectors. Sales of products for diamond tools were stable. China remains a growing market for both applications. Umicore's alliance with the world's leading tungsten carbide manufacturer - for the recycling of cobalt materials - led to additional volumes.

The demand for zinc powders for *primary batteries* remained healthy. Umicore maintained its strong position and market shares thanks to its level of product quality and customer service. The production capacity at Umicore's Shanghai plant was doubled in the first quarter and commercial production was ramped up to the expected levels.

Refining - revenues continued to suffer from the low cobalt price and reduced activity levels.

(Engineered Metal Powders and Specialty Oxides & Chemicals were formed from the former Cobalt and Energy Products).

Electro-Optic Materials

The *High Purity Chemicals* business saw deliveries of germanium tetrachloride for optical fibres improve slightly compared to the end of last year. This does not signify an upturn in demand from end consumers of fibre optic cable. Rather it is the result of a slight increase in demand from cable manufacturers who have recommenced purchases following a long period of destocking. Deliveries of germanium dioxide were stable.

The *Optics* business has been stable but overall pressure on premiums remains, due to increased levels of competition. There was a slight improvement in the finished laser optics segment.

Sales of germanium *Substrates* for solar cells decreased as a result of lower activity in the world's satellite programmes. Market recovery is expected in 2004. Further progress has been made in the development of germanium substrates for other opto-electronic and electronic applications.

Thin Film Products

Lower sales of thin film materials to the optical data storage sector were in contrast to improved demand from the electronics and optics industries. The indium activities recorded low levels of sales in the first quarter.

Synthetic Diamonds

Megapode reported increased sales volumes of synthetic diamond grit and polycrystaline products. This more than compensated for the continued price erosion that persists in Megapode's various markets. Megapode was also able to improve its process efficiency leading to a reduction in working capital.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



COPPER

There was some improvement in the copper price which averaged USD 1684 / tonne during the first quarter. However there was no positive impact on commercial conditions or availability of materials. Aggressive buying by China continued to affect scrap availability, whereas increased demand from Indian and Chinese smelters (which are able to settle very low treatment charges due to their protective domestic environment) negatively affected the availability and terms for copper concentrates. As a result, treatment and refining charges deteriorated further, impacting both the smelting and refining revenues of Umicore Copper.

The operational performance of the smelting activities at Pirdop fully met expectations and are on track to reach the planned annual production of 210,000 tonnes of anodes. A planned maintenance shut-down took place in April and has been successfully completed.

Sales volumes for copper wire rod were sluggish in the absence of any sign of improvement on the demand side. Premiums were under pressure and deteriorated as compared to last year. Market shares were gained in the cakes market, leading to an increase in overall sales of copper shapes.

Umicore Copper acquired assets from Climeta in France for the production of copper nuggets for the plating industry. Production currently amounts to approximately 3,500 tonnes of copper nuggets per year. This gives access to a small but growing niche market which serves as an outlet for additional volumes of copper rod.

Umicore is now aiming to incorporate all its copper activities in a separate legal entity by July 2003. This will allow Umicore to be prepared to seize opportunities to merge its copper activities into a larger entity which could claim a stronger leadership position in the challenging European market. Talks with various parties are ongoing in this respect.

PRECIOUS METALS

Umicore Precious Metals again demonstrated a robust performance. During the first quarter the highlight was the succesful start-up of the leaching and electrowinning plant. Precious metals prices experienced contrasting fortunes. Gold and platinum exhibited great strength while palladium and rhodium weakened further.

The operations at Hoboken are still affected by the reduced supplies of raw materials. Availability of tank house slimes from the copper industry and residues from lead smelters were down, leading to increased competition in the market for these raw materials. The low price of palladium and rhodium affected the availability of end-of-life materials such as electronic scrap and auto-catalysts as collectors wait for prices to rise. The continued downturn in the electronics industry has also meant reduced replacement of equipment and a consequent temporary reduction in e-scrap availability. Umicore was, however, able to secure increased volumes of by-products from the zinc industry (including Umicore's Balen plant) to help redress some of the shortfall from other sectors.

The effect of these adverse market conditions was compensated for to a very large extent by continued improvements in productivity and process efficiency. The new leaching and electrowinning facility (LEW) was commissioned slightly ahead of schedule and is performing fully in line with expectations. This facility represents an investment of €40 million. It will enable further improvements in process efficiency which in turn will allow reductions in working capital leading to a rapid pay-back in cash terms.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382



ZINC

The average zinc price for the first three months of 2003 was even lower than for the corresponding period in 2002 at $786 per tonne. This was despite the closure of two smelters and the announcement of closures or significant maintenance and production cutbacks at three others.

Zinc Smelting

Operations started up as planned following the two-week maintenance shutdown at the Balen plant. The overall market remains depressed and treatment charges remain at unsatisfactory levels. Umicore is partially shielded from these conditions by its long-term supply contracts. 100% of the concentrate needs for 2003 have been covered. and terms for 80% of these deliveries have been agreed. Additionally, Umicore's approach of delaying the negotiation of annual terms is paying off as the tightness in the concentrates market is receding gradually. Supplies of secondary materials are also becoming more plentiful.

Overall electricity costs have remained relatively stable. Energy costs at the Balen plant are rising as a result of higher electricity prices and increased levels of taxation, however. Higher costs have been offset by lower taxation of energy in France, thereby positively impacting the Auby plant. Umicore is continuing its efforts, in conjunction with other companies, to press for sustainable energy prices and taxation in Belgium. Sulphuric acid prices nearly doubled as a result of significant market improvements, boosting revenues from this by-product.

Umicore has made a breakthrough in the treatment of its zinc flotation residues from the Balen plant. These residues are now treated at the Hoboken precious metals facility where silver is recovered. This is in line with Umicore's aim to reduce the waste stream from its zinc smelting operations.

Padaeng

Padaeng Industries continued to demonstrate its ability to resist the poor market conditions during the first quarter. Sales levels were up on the equivalent period in 2002. This was coupled with further improvements in the company's cost base as Padaeng was able to use a greater proportion of cheaper, lower grade silicate feed from the company's Mae Sod mine in Thailand and other sources in South East Asia. A major overhaul of the casting facility was carried out in April involving the installation of a new casting line for zinc alloys.

Zinc Alloys and Chemicals

In zinc oxide, the restructuring of the last few years is bearing fruit. The business line has performed rather well as a result of the refocusing of its portfolio on the highest added value activities. The European zinc oxide market remains depressed, however, with significant imports of Asian zinc oxide at low prices.

In fine zinc powders, activity has been stable compared to last year. The worldwide network of production units offers the expected flexibility in terms of deliveries to customers, but the business line has experienced contrasting trends on the various continents for both sales and raw materials purchases. The performance of the recycling activities has been slightly affected by lower revenues resulting from the low zinc price and the strength of local currencies against the dollar.

Both the diecasting and galvanising business lines have benefited from the closure of two European smelters. Those closures have led to higher premiums for SHG zinc (LME grade zinc ingots) which have recently reached 100 USD / tonne, close to twice as much as the lowest level of last year. This increase was reflected in higher premiums for all specialty products, as well as in long term base zinc contracts for the continuous galvanising sector, reflecting the desire of steel manufacturers to secure reliable supplies.



In the major European markets, demand for diecasting alloys has been stable, whereas in Asia demand continued to be strong although premiums suffered further from fierce competition.

Building Products

The German market was characterised by fierce competition which spilled over to the neighbouring Benelux countries. In contrast, the French market remains in good health with sales at anticipated levels. Overall, premiums in Europe held up well despite the adverse economic conditions that prevailed in most markets.

The integration of the acquisitions made in 2002 and early 2003 continues apace and is in line with expectations. Umicore completed the purchase of 40% of the shares of Peruvian zinc transformer IEQSA. Umicore and IEQSA are currently exchanging further information on plant configuration and production optimisation. Strub, whose Swiss and Slovakian assets Umicore acquired in late 2002, is showing positive progress.

OUTLOOK

Umicore expects the EBIT in the first half to be slightly below the corresponding figure in 2002, with better results in advanced materials compensating to some extent for the lower results induced by the copper and zinc market situation.

For the second half, there are no signs as yet of a sustained economic upturn. However, more fundamental restructuring is taking place in some of the activity areas in which Umicore is present. It is therefore reasonable to expect that better conditions will gradually start to prevail in these markets.

For more information:
n.v. Umicore s.a.:
Investor Relations : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com
Press: *Mrs Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*



PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

03 JUN -9 AM 7:21



Press release

03 June 2003

Umicore acquires the Precious Metals Group activities of OMG for € 643 million

OM Group ("OMG") of Cleveland, Ohio and Umicore of Brussels, Belgium, entered into a definitive agreement for the sale of OMG's Precious Metals Group ("PMG") to Umicore. Although the transaction remains subject to regulatory approvals, both companies anticipate a timely closing of the transaction.

This acquisition will make Umicore a pre-eminent actor in the global precious metals business and marks a major step in Umicore's strategy of expanding its activities towards more technology intensive materials.

PMG is a leading global producer of autocatalysts, with industrial operations in Europe, North & South America, Asia and Africa. It is also active in precious metals refining, recycling and marketing and it holds strong positions in a wide range of precious metals based, value added materials, serving amongst others the electronics, jewellery, glass and pharmaceutical industries. Furthermore, PMG has made a significant investment in the development of fuel cell technology. PMG has approximately 3500 employees.

This acquisition is fully in line with Umicore's intent of providing "materials for a better life" based on core competences in metallurgy and materials science. The combination of PMG with Umicore's existing successful precious metals refining and recycling business will result in a number of significant short and medium term benefits.

PMG had annual sales of approximately € 4.6 billion, or approximately € 550 million excluding the value of contained precious metals and generated operating income of € 83 million in 2002[1]. The price for the acquisition of PMG has been agreed at € 643 million.

1. About PMG

PMG, which was acquired by OMG in August 2001 from Degussa, is organised around a number of market focused business units.

- **Automotive catalysts:**

  PMG is one of the leading global manufacturers of automotive catalysts. In particular it holds the leading position in the growing market of catalysts for diesel engines. PMG, which holds a strong position in Europe, is increasing its penetration of the North American market.

[1] Based on accounting standards applying to OM Group's reporting (US GAAP)

n.v. Umicore s.a. Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais. B-1000 Brussels



Automotive catalysts are used to drastically reduce the emission of harmful exhaust gases and particulates from internal combustion engines and are already fitted on more than 90% of all new cars and light duty vehicles sold worldwide. Each catalyst comprises a fine ceramic or metallic honeycomb substrate coated with a thin layer of active chemicals and platinum group metals catalysts.

PMG strives to increase the performance of the catalysts in order to comply with ever more stringent environmental regulations, whilst at the same time minimising the cost of the emission control system, e.g. by reducing the content of the expensive platinum group metals. This requirement for increasingly sophisticated technology is met by PMG through its high level of expertise and close collaboration with its customers which include most major car manufacturers.

The autocatalyst market is growing faster than the global vehicle market, driven by the progressive implementation of emission regulations in all regions of the world, the multiplication of the number of catalyst "bricks" per vehicle and by the installation of catalysts on all categories of vehicles, including increasingly also heavy-duty diesel trucks.

Technical Materials, Jewellery & Electroplating, Precious Metals Chemistry:

Building on a long established capability in the refining and recycling of precious metals, PMG has developed a wide range of value added, precious metals based compounds and products. In many of these segments it has established strong global positions based on technological competence, close customer interaction and geographic proximity.

These divisions produce a wide range of materials for the jewellery, glass, chemical and electronics industries and various other industrial applications. Organic and inorganic compounds are produced for further processing within the group, as well as for chemical and pharmaceutical catalysis applications.

These businesses all have an international focus with industrial operations in Brazil, Germany, USA, Thailand, Japan, Austria, Italy and the Netherlands.

Fuel Cells :

PMG has invested significant amounts over the last few years towards establishing a technological base in the manufacturing of catalysts and components for fuel cells, and is recognised as a technological leader in the field of Proton Exchange Membrane Fuel Cells (PEMFC).

Metals Management :

The Metals Management unit provides the supply of precious metals and the risk management services for all of PMG's operations. Furthermore, Metals Management supplies a wide industrial client base with physical metals and risk management services.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais Phone +32 2 227 70 63
B-1000 Brussels, Belgium Fax +32 2 227 79 03
www.umicore.com e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



2. Benefits of the transaction

Overall this transaction will allow Umicore to acquire a set of attractive businesses, strongly complementary to its existing Precious Metals and Advanced Materials activities. It marks a major step in its strategy to focus development on businesses where it can hold world leadership positions based on technological competence and close customer interaction, and to lessen its relative dependence on the commodity cycles.

The combination of Umicore's activities in precious metals refining and recycling with PMG's refining, metals marketing, value added materials activities and technological skills will make Umicore a pre-eminent actor in the global precious metals business.

Short and medium term benefits from the transaction are expected to include:

- *Optimisation of refining and recycling operations* :

  Making optimal use of Umicore's and PMG's precious metals refining assets will increase process efficiencies and reduce costs, leading to a strengthening of Umicore's competitive positioning and allowing the company to further enhance its customer service capabilities.

- *Integration of metals management and marketing*:

  By backing up PMG's successful precious metals marketing activity with the added production volumes from Umicore's Hoboken plant as well as with Umicore's financial standing, better margins and further growth in this activity are envisaged. PMG will also benefit in its sales effort from Umicore's extensive marketing network which has offices in over 20 locations worldwide.

- *Reduction in working capital needs*:

  Optimisation of refining operations, increased process efficiencies and Umicore's proven discipline in working capital management are expected to allow a significant reduction of working capital in the combined business.

- *Strengthening of technology portfolio*:

  Through PMG, Umicore will acquire an extensive technology portfolio and related intellectual property rights. PMG also has several projects at various stages of the development pipeline, fuel cells being the most prominent. The combined PMG and Umicore portfolio will allow the group to focus on a number of attractive growth opportunities.

- *Strong management resources*:

  With its long tradition of technological and operational excellence, PMG brings with it a large group of talented people. PMG's broad geographical footprint will also allow Umicore to draw on an added pool of internationally experienced managers.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais B-1000 Brussels, Belgium www.umicore.com
Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



3. Financials

PMG's sales amounted to € 4.6 billion in 2002. This figure includes the value of contained precious metals, which accounted for € 4.1 billion. Product sales excluding precious metals were approximately € 550 million in 2002.

As reported by OM Group, the acquired businesses posted an operating profit of € 83 million in 2002. These figures are based on US GAAP.

The price for the acquisition, has been agreed at € 643 million on a debt and cash free basis. Umicore will assume PMG's pension liabilities amounting to some € 57 million.

The € 643 million acquisition will be fully paid in cash and will initially be financed through a bank financing arranged by Fortis Bank. Following the closing of the transaction, Umicore is planning to raise long term financing in both the equity and debt markets to optimise its capital structure.

Umicore expects to complete the overall refinancing operation within 9 to 12 months.

4. Integration

Umicore expects to gain all necessary regulatory approvals and close the transaction by the end of July 2003.

An integration plan has been prepared together with the management of PMG. This plan has been designed to facilitate a swift capturing of the expected benefits of the transaction, but also to preserve the unique strengths of PMG.

Upon closing Martin Hess and Pascal Reymondet, presently PMG executives respectively in charge of the autocatalysts business and the other PMG businesses, will join the Umicore Executive Committee. The main activities of PMG will be reported in Umicore's accounts under a separate business segment, Precious Metal Products. Umicore will separately report a Precious Metals Services segment, comprising Umicore's present precious metals refining and recycling operations in Hoboken, the PMG metals management unit and PMG's refining services business.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 +32 475 84 00 94– eddy.cornelis@umicore.com*


umicore

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

—

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 63 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Joint Press Release

Umicore acquires the Precious Metals Group activities of OMG for € 643 million

OM Group ("OMG") of Cleveland, Ohio and Umicore of Brussels, Belgium, entered into a definitive agreement today for the sale of OMG's Precious Metals Group ("PMG") to Umicore. PMG is a leading global producer of automotive catalysts with industrial operations in Europe, North & South America, Asia and Africa. PMG is also active in precious metals refining, recycling and marketing, and holds strong positions in a wide range of precious metals based, high-value-added materials, serving amongst others the electronics, jewellery and pharmaceutical industries. Furthermore, PMG has made a significant investment in the development of fuel cell technology.

PMG had annual sales of approximately €4.6 billion, or approximately €550 million excluding precious-metal sales and trading in 2002. PMG has approximately 3,500 employees. The price for the acquisition of PMG has been agreed at €643 million (approximately $752 million).

Although the transaction remains subject to regulatory approvals, both companies anticipate a timely closing of the transaction and a smooth management transition.

Jim Mooney, CEO of OMG commented "Completing the sale of the Precious Metals business will be a major milestone in the strategic plan announced to investors in December 2002. It will dramatically strengthen OMG's balance sheet and allow the company to focus on continuing to improve the profitability of the Base Metals business."

Thomas Leysen, CEO of Umicore stated that "this transaction marks a significant step for Umicore. The combination of PMG's well established strengths in precious metals based materials with Umicore's recognized precious metals refining and recycling capabilities will create a new strong leader in the global precious metals business." He added that "we are excited about welcoming PMG's respected management team within Umicore and look forward to implementing the integration plans that have been jointly developed."

OMG was advised by Credit Suisse First Boston. Umicore was advised by Hill Street Capital LLC, based in New York.

About OM Group

OM Group, Inc., through its operating subsidiaries, is a leading, vertically integrated international producer and marketer of value-added, metal-based specialty chemicals and related materials.

About Umicore

Umicore is an international metals and materials group. Its activities are centered on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of €3.2 billion in 2002 and currently employs some 9,000 people.